Filed pursuant to Rule 433

Registration Statement No. 333-208778 and No. 333-222495

FREE WRITING PROSPECTUS

FOR IMMEDIATE RELEASE

Tuesday, January 30, 2018

SANTIAGO, CHILE —

Acceptance of Tenders, Aggregate Principal Amount of Tendered Old Notes and Purchase Price

The Republic of Chile (“Chile”) announced today the aggregate principal amount of valid tenders of each series of Old Notes set forth in the table below that has been accepted pursuant to its tender offer previously announced (the “Tender Offer”) to purchase for cash debt securities of each series listed in the table below, subject to the terms and conditions contained in the Offer to Purchase, dated January 29, 2018 (the “Offer to Purchase”). Tender Orders that are not for Permitted Tender Amounts have not been accepted. The aggregate Purchase Price plus Accrued Interest for all Old Notes accepted for purchase is US$989,197,102. The Tender Offer for Non-Preferred Tenders and Preferred Tenders expired as scheduled at 12:00 noon and 4:00 p.m., New York time, respectively, on Monday, January 29, 2018.

Old Notes	Aggregate Principal Amount of Preferred Tenders	Aggregate Principal Amount of Preferred Tenders Accepted	Aggregate Principal Amount of Non-Preferred Tenders	Aggregate Principal Amount of Non- Preferred Tenders Accepted
2020 Notes	US$126,878,000	US$58,553,000	US$33,530,000	US$0
2021 Notes	US$53,002,000	US$53,002,000	US$57,852,000	US$0
2022 Notes	US$91,437,000	US$91,437,000	US$22,985,000	US$0
2025 Notes	US$261,105,000	US$261,105,000	US$14,240,000	US$0
2026 Notes	US$508,789,000	US$508,789,000	US$24,547,000	US$0

In accordance with the Offer to Purchase, the Purchase Price to be paid for each US$1,000 principal amount of each series of Old Notes accepted pursuant to the Tender Offer will be as specified in the table below. The Purchase Prices set forth below were calculated in accordance with the methodology announced by Chile in the Offer to Purchase.

Old Notes	Outstanding Principal Amount as of Monday, January 29, 2018	ISIN / CUSIP	Reference U.S. Treasury Security	Bloomberg Screen	Reference Yield	Fixed Spread (Basis Points)	Purchase Price (per US$1,000 principal amount of Old Notes)
2020 Notes	US$739,844,000	US168863AV04 / 168863AV0	2.000% due 01/31/20	FIT1	2.120%	T+6bp	US$1,041.02
2021 Notes	US$561,204,000	US168863AW86 / 168863AW8	2.000% due 01/15/21	FIT1	2.252%	T+13bp	US$1,029.83
2022 Notes	US$634,119,000	US168863BN78 / 168863BN7	2.375% due 01/31/23	FIT1	2.492%	T+8bp	US$985.71
2025 Notes	US$758,262,000	US168863BW77 / 168863BW7	2.250% due 11/15/27	FIT1	2.697%	T+17bp	US$1,016.54
2026 Notes	US$1,349,122,000	US168863CA49 / 168863 CA4	2.250% due 11/15/27	FIT1	2.697%	T+30bp	US$1,009.00

Holders of Old Notes held through DTC which have been validly tendered and accepted pursuant to the Tender Offer, must deliver their accepted Old Notes to the Billing and Delivering Bank for settlement no later than 3:00 p.m., New York time, on the Settlement Date, expected to occur on

Monday, February 5, 2018, subject to the terms and conditions set forth in the Offer to Purchase. Holders of Old Notes held through Euroclear or Clearstream, Luxembourg, which have been validly tendered and accepted pursuant to the Tender Offer, must deliver their Old Notes to the Billing and Delivering Bank, at the latest, using the overnight process, one day prior to the Settlement Date and must not use the optional daylight process.

Failure to deliver Old Notes on time by any holders may result (i) in the cancellation of your tender and in you becoming liable for any damages resulting from that failure, (ii) in the case of Preferred Tenders (a) in the cancellation of any allocation of New Notes in the New Notes Offering (as defined below) in respect of your related Indication of Interest and/or (b) in the cancellation of your tender and in your remaining obligation to purchase your allocation of New Notes in respect of your related Indication of Interest, and/or (iii) in the delivery of a buy-in notice for the purchase of such Old Notes, executed in accordance with customary brokerage practices for corporate fixed income securities.

All Old Notes that are tendered pursuant to Tender Orders placed through a Dealer Manager and accepted will be purchased by the Billing and Delivering Bank as instructed by Chile. Only the Billing and Delivering Bank will be liable for the payment of the Purchase Price and Accrued Interest for Old Notes validly tendered and accepted. Chile will not be liable under any circumstances for the payment of the Purchase Price and Accrued Interest for any Old Notes tendered in the Tender Offer by any holder. The Billing and Delivering Bank will not be liable for payments to any holder of Old Notes validly tendered and accepted for purchase if such holder fails to deliver such Old Notes on or prior to the Settlement Date as described in the Offer to Purchase.

Chile will apply a portion of the net proceeds of its New Notes offering announced yesterday, Monday, January 29, 2018 (the “New Notes Offering”) to purchase the Old Notes from the Billing and Delivering Bank at the applicable Purchase Price plus Accrued Interest. The Tender Offer is conditioned upon the underwriting agreement for the New Notes Offering and the Dealer Manager Agreement relating to the Tender Offer not having been terminated prior to or at the time of the Settlement Date. The Tender Offer is not contingent upon the closing of the New Notes Offering.

Capitalized terms not defined in this communication have the meanings specified in the Offer to Purchase. Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as Dealer Managers for the Tender Offer, and questions regarding the Tender Offer may be directed to the contact information below:

Citigroup Global Markets Inc.	Goldman Sachs & Co. LLC	J.P. Morgan Securities LLC	Merrill Lynch, Pierce, Fenner & Smith Incorporated

388 Greenwich Street New York, New York 10013 United States of America Attention: Liability Management Group	200 West Street New York, NY 10282 United States of America Attention: Liability Management Group	383 Madison Avenue New York, New York 10179 United States of America Attention: Latin America Debt Capital Markets	One Bryant Park, 8th Floor, New York, New York 10036 United States of America Attention: Liability Management Group

Collect: (212) 723-6106 Toll-free: (800) 658-3745	Collect: (212) 902-6595 Toll Free: (800) 828-3182	Collect: (212) 834-7279 Toll-free: (866) 846-2874	Collect: (646) 855-8998 Toll-free: (888) 292-0070

Chile has filed registration statements (including a prospectus) with the SEC for the New Notes Offering and issuance of the New Notes. Before you invest, you should read the prospectus in the registration statements and other documents that Chile has filed with the SEC for more complete information about Chile and such offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Chile, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, Goldman Sachs & Co. LLC at 1-866-471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or J.P. Morgan Securities LLC at 1-866-846-2874.

The following additional information of Chile and regarding the New Notes is available from the SEC website and also accompanies this free-writing prospectus:

https://www.sec.gov/Archives/edgar/data/19957/000119312518024137/d470610dfwp.htm

https://www.sec.gov/Archives/edgar/data/19957/000119312518022581/d538640d424b3.htm

https://www.sec.gov/Archives/edgar/data/19957/000119312518022614/d531998dfwp.htm

https://www.sec.gov/Archives/edgar/data/19957/000119312518010136/0001193125-18-010136-index.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465917038709/0001104659-17-038709-index.htm

https://www.sec.gov/Archives/edgar/data/19957/000119312518008229/d455930dsb.htm

https://www.sec.gov/Archives/edgar/data/19957/000090342315000718/rocsb.htm

Important Notice

The distribution of materials relating to the New Notes Offering or the Tender Offer and the transactions contemplated by the New Notes Offering and the Tender Offer may be restricted by law in certain jurisdictions. Each of the New Notes Offering and the Tender Offer is void in all jurisdictions where it is prohibited. If materials relating to the New Notes Offering or the Tender Offer come into your possession, you are required by Chile to inform yourself of and to observe all of these restrictions. The materials relating to the New Notes Offering or the Tender Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Notes Offering or the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Notes Offering or the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate in that jurisdiction. Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

The New Notes Offering and the Tender Offer have been prepared on the basis that any offer of New Notes in any Member State of the European Economic Area (“EEA”) will be made pursuant to an exemption under the Directive 2003/71/EC, as amended (“Prospectus Directive”) from the requirement to publish a prospectus for offers of New Notes. Accordingly any person making or intending to make an offer in that Member State of the New Notes or the Tender Offer which are the subject of the offering contemplated in the New Notes Offering or the Tender Offer may only do so in circumstances in which no obligation arises for Chile or any of the

Dealer Managers to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither Chile nor the Dealer Managers have authorized, nor do they authorize, the making of any offer of New Notes in circumstances in which an obligation arises for Chile or the Dealer Managers to publish a prospectus for such offer. The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA.

This EEA selling restriction is in addition to any other selling restrictions set out in the New Notes Offering and the Tender Offer.

The New Notes are not authorized for public offering under the Austrian Capital Markets Act (Kapitalmarktgesetz) and no public offers or public sales or invitation to make such an offer may be made. No advertisements may be published and no marketing materials may be made available or distributed in Austria in respect of the New Notes. A public offering of the securities in Austria without the prior publication of a prospectus in accordance with the Austrian Capital Market Act would constitute a criminal offense under Austrian law.

In the Bahamas, the New Notes are being offered and sold only to Accredited Investors (as defined in the Securities Industry Regulations, 2012) and will be subject to the resale restrictions contained in Regulation 117. As a condition of the purchase of the New Notes, each purchaser will be required to attest to the purchaser’s status as an Accredited Investor acknowledging that the securities purchased are subject to restrictions on resale.

In Belgium, the New Notes Offering and the Tender Offer are not directly or indirectly, being made to, or for the account of, any person other than to qualified investors (gekwalificeerde beleggers/investisseurs qualifiés) within the meaning of Article 10, §1 of the Belgian Law of June 16, 2006 on the public offering of investment instruments and the admission of investment instruments to trading on a regulated market (Wet op de openbare aanbieding van beleggingsinstrumenten en de toelating van beleggingsinstrumenten tot de verhandeling op een gereglementeerde markt/Loi relative aux offres publiques d’instruments de placement et aux admissions d’instruments de placement à la négociation sur des marchés réglementés), as amended or replaced from time to time (Belgian Qualified Investor), that do not qualify as consumers (consumenten/consommateurs) within the meaning of Article I.1, 2° of the Belgian Code of Economic Law of February 28, 2013 (Wetboek van economisch recht/Code de droit économique), as amended or replaced from time to time (Consumers). A Consumer within the meaning of Article I.1, 2° of the Belgian Code of Economic Law is any natural person who is acting for purposes which are outside their trade, business, craft or profession.

Belgian Qualified Investors are professional clients and eligible counterparties as referred to in Annex A and Article 3, § 1 of the Belgian Royal Decree of June 3, 2007 containing detailed rules implementing the Markets in Financial Instruments Directive (“MiFID”) and the Commission Directive 2006/73/EC implementing MiFID as regards organizational requirements and operating conditions for investment firms and defined terms for the purposes of that Directive (Koninklijk besluit tot bepaling van nadere regels tot omzetting van de richtlijn betreffende markten voor financiële instrumenten/Arrêté royal portant les règles et modalités visant à transposer la directive concernant les marchés d’instruments financiers), as amended or replaced from time to time.

As a result, the New Notes Offering and the Tender Offer do not constitute a public takeover bid pursuant to Articles 3, §1, 1° and 6, § 1 of the Belgian law of April 1, 2007 on public takeover bids (Wet op de openbare overnamebiedingen/Loi relative aux offres publiques d’acquisition), as amended or replaced from time to time.

Consequently, the New Notes Offering and the Tender Offer and any material relating thereto have not been and will not be, notified or submitted to, nor approved by the Belgian Financial Services and Markets Authority (Autoriteit voor Financiële Diensten en Markten/Autorité des Services et Marchés Financiers) pursuant to the Belgian laws and regulations applicable to the public offering or tendering of securities.

The New Notes Offering and the Tender Offer as well as any materials relating thereto may not be advertised, nor distributed, directly or indirectly, to any person in Belgium other than Belgian Qualified Investors acting for their own account who are not Consumers, and may not be used in connection with any offering in Belgium except as may otherwise be permitted by law.

The New Notes Offering cannot be considered to be a regulated investment service such as investment advice as listed under Annex I to the European Directive 2004/39/EC of the European Parliament and of the Council of 21 April 2004 on MiFID, as amended or replaced from time to time.

The New Notes Offering and the Tender Offer have not been and will not be approved by the Danish Financial Supervisory Authority, as neither constitute a public offer in accordance with the Danish Securities Trading Act nor the Danish executive order on takeover bids.

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the New Notes that has been approved by the French Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the EEA and notified to the French Autorité des marchés financiers and to Chile; neither the Tender Offer nor the New Notes have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the materials relating to the New Notes have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to qualified investors (investisseurs qualifiés), as defined in Articles L. 411-2 and D. 411-1, of the French Code monétaire et financier who are investing for their own account and are not individuals. The direct or indirect distribution to the public in France of any so acquired New Notes may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier and applicable regulations thereunder. The other legal entities referred to in Articles L. 341-2 1° and D. 341-1 of the French Code monétaire et financier are eligible to participate in the Tender Offer. The Tender Offer has not been and will not be submitted to the clearance procedures (visa) of nor approved by the Autorité des marchés financier.

With respect to persons in Hong Kong, the New Notes Offering and the Tender Offer are only made to, and are only capable of acceptance by, professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made thereunder (“professional investors”). No person or entity may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the New Notes, Old Notes or the Tender Offer, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong, including in circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) other than with respect to Old Notes which are or are intended to be tendered, or New Notes which are intended to be purchased, only by persons outside Hong Kong or only by “professional investors” as defined in the SFO and any rules made under thereunder.

In Italy, this announcement is only being distributed to and is only directed at, and the prospectus supplement and the Offer to Purchase documents may only be distributed, directly or indirectly, to qualified investors.

This announcement has not been approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). This announcement may not be publicly made or distributed in Mexico, but may be made to qualified or institutional investors pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law.

With respect to persons in Peru, this announcement is not intended for any person who is not qualified as an accredited investor, in accordance with provisions set forth in CONASEV Resolution No. 079-2008-EF/94.01.1, and as subsequently amended. No legal, financial, tax or any other kind of advice is hereby being provided.

This announcement does not constitute a public offer of the Old Notes in the People’s Republic of China (the “PRC”). Except to the extent consistent with applicable laws and regulations in the PRC, the Tender Offer is not made in the PRC to or for the benefit of, legal or natural persons of the PRC. According to the laws and regulatory requirements in the PRC, with the exception to the extent consistent with applicable laws and regulations in the PRC, the Tender Offer may, subject to the laws and regulations of the relevant jurisdictions, only be made to non-PRC natural or legal persons in any country other than the PRC.

Neither this announcement nor any other documents or materials relating to the Tender Offer has been or will be registered as a prospectus with the Monetary Authority of Singapore. The Tender Offer does not constitute a public tender offer for the purchase of Old Notes or a public offering of securities in Singapore pursuant to Section 273(1)(e) of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”). Accordingly, the Tender Offer is not being made, and this announcement and any other documents or materials relating to the Tender Offer are not to be circulated or distributed, whether directly or indirectly, to persons located or resident in Singapore other than to (i) an institutional investor under Section 274 of the SFA, (ii) a relevant person as defined in Section 275(1) of the SFA, or to any person as referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

This announcement is being made in Switzerland on the basis of a private offer, not as a public offering. Neither this announcement nor any other offering or marketing material relating to the Tender Offer constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations, and neither this announcement nor any other offering or marketing material relating to the Offer may be publicly distributed or otherwise made publicly available in Switzerland.

Neither the communication of this announcement nor any other offer material relating to the New Notes Offering and the Tender Offer has been approved, by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000. This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (as so amended, the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such other persons together being referred to as “relevant persons”). Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

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